Investor and Media Contacts
XOMA:
Laura Zobkiw
Corporate Communications & Investor Relations
(510) 204-7200
www.xoma.com


               XOMA and Genentech Expand Raptiva(TM) Collaboration
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BERKELEY, CA -- APRIL 10, 2003 -- XOMA Ltd. (Nasdaq: XOMA) announced today that it has entered into amended and restated agreements relating to all aspects of its ongoing collaboration with Genentech, Inc. (NYSE: DNA) on Raptiva(TM) (efalizumab) to reflect the current understanding between the companies. The agreements include cost sharing, profit sharing and royalty arrangements, as well as detailed terms relating to participation by Genentech, XOMA and Genentech's licensees outside the U.S. in the development of all indications for Raptiva(TM). The agreements also address the ongoing financing by Genentech of XOMA's share of development and commercialization costs. Key elements of the new financing arrangements include:

     o A loan facility to fund XOMA's share of development costs up to $80 million outstanding at any one time;

     o Repayment of the development loan, at XOMA's election, in cash, equity or through deferral of up to $40 million as an offset against XOMA's proceeds from its 25% profit share in the product;

     o A period of up to 90 days after FDA approval of Raptiva(TM) for XOMA to make its election among the repayment options (unless earlier repayment is otherwise triggered);

     o A $15 million loan facility to fund XOMA's share of U.S. marketing and sales costs to be repaid in cash within 90 days after FDA approval of Raptiva(TM) (unless earlier repayment is otherwise triggered); and

     o The grant to Genentech of a security interest in XOMA's profit share as collateral against any unpaid past due amounts of the loans.

"Much of what is in these new agreements reflects the operating principles that we and Genentech have been applying for some time," said John L. Castello, XOMA's chairman, president and chief executive officer, "but we are particularly pleased to have gained additional flexibility in the financing arrangements. This is yet another example of the collaborative nature of our relationship with Genentech."

About XOMA

XOMA develops and manufactures antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA's programs include collaborations: with Genentech, Inc. on the Raptiva(TM) antibody for psoriasis (BLA submission), rheumatoid arthritis (Phase II), psoriatic arthritis (Phase
II) and other indications; with Baxter Healthcare Corporation to develop

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NEUPREX(R) (rBPI(21)) for Crohn's disease (Phase II) and other indications; with
Millennium Pharmaceuticals, Inc. on two biotherapeutic agents, CAB2 and MLN01, for certain vascular inflammation indications (preclinical); and with Onyx Pharmaceuticals, Inc. on its ONYX-015 product for various cancers (current activities suspended, pending partnership discussions). Earlier-stage development programs include compounds to treat cancer, retinopathies, autoimmune diseases and infections.

For more information about XOMA's pipeline and activities, please visit XOMA's website at http://www.xoma.com/.

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Statements contained herein related to the regulatory process and collaborative arrangements, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to safety and efficacy of the products being studied; action, inaction or delay by the U.S. Food and Drug Administration or European regulators; analysis, interpretation and submission of scientific data; changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; and market demand for products, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings.